Exhibit 12.1
Ratio of Earnings to Fixed Charges

	Year Ended December 31,
	2007	2006	2005	2004	2003
			(in thousands)
Fixed charges:
Interest expense, including amortization of debt issuance costs	$4,068	$5,076	$3,613	$2,129	$295
Portion of rent expense representative of interest	1,015	495	426	394	519

Total fixed charges	5,083	5,571	4,039	2,523	814

Earnings (loss):
Loss before provision for income taxes	(62,730)	(157,248)	(21,269)	(22,621)	(20,715)
Fixed charges per above	5,083	5,571	4,039	2,523	814

Total loss before fixed charges	(57,648)	(151,677)	(17,230)	(20,098)	(19,901)

Deficiency of earnings available to cover fixed charges	$(62,730)	$(157,248)	$(21,269)	$(22,621)	$(20,715)